Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896 US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

Sasol completes majority of Rand/US dollar hedging programme for its 2018 financial year

In December 2016, Sasol announced that it entered into crude oil put options, in terms of the Company's financial market risk policy, to mitigate specific risks and to provide protection against adverse movements in commodity and final product prices.

The Company also stated that as part of its financial risk mitigation strategy it was reviewing other commodity and currency hedges to protect and strengthen the Company's balance sheet as measured in terms of its gearing and net debt to earnings before interest, tax, depreciation and amortisation ("EBITDA") targeted levels. In its half-year to 31 December results published on 27 February 2017, Sasol announced that it had hedged approximately 12% of its Rand/US dollar exposure for specific periods in its 2018 financial year.

Sasol has completed the majority of its Rand/US dollar hedging programme for the 2018 financial year ending on 30 June 2018 using zero-cost collar instruments. Hedges with a total notional amount of US$4 billion (averaging US$1 billion per quarter) have been put into place, with an annual average floor of R13,46/US$, and an annual average cap of R15,51/US$. These levels approximate the quarterly averages.

These hedges approximate 70% of the Company's expected net Rand/US dollar exposure in the 2018 financial year. These hedges will provide Sasol with some cash flow and balance sheet protection, as gearing and net debt to EBITDA levels are expected to peak during the 2018 financial year. In addition, the financial risk mitigation strategy with reference to currency hedges is expected to partially mitigate the negative translation impact of valuing the balance sheet at each reporting date. The Company continues to review financial market risks, and should additional material hedges be put into place, appropriate announcements will be made.

11 April 2017

Johannesburg
Sponsor: Deutsche Securities (SA) Proprietary Limited